Zhen Ding Resources Inc.
Suite 205, 353 St. Nicolas
Montreal, Quebec
Canada H2Y 2P1

April 16, 2015

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Zhen Ding Resources Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed February 13, 2015
File No. 333-193211

Dear Mr. Reynolds:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Zhen Ding Resources Inc. (the “Company”) dated February 25, 2015.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Prospectus Summary - Our Business, page 3

Staff Comment 1:  We note your response to comments 6 and 23. Please disclose why you believe that you are not an “offshore special purpose company” under PRC regulations and clarify why you have included risk factors and other disclosure throughout the filing regarding the PRC regulations in connection with the CSRC, SAFE, and SAIC. Please also tell us what consideration you gave to including an opinion by PRC counsel regarding your beliefs about the current PRC laws and regulations on page 30.

Response: The Company has revised the relevant language in Amendment No. 3 to the S-1 filed with the SEC on the date of this letter (the “Amendment”) to remove the language “the Company believes” and to state simply that the Company is not an “offshore special purpose company” under PRC regulations.  In addition, the Company has removed certain risk factors and other disclosure that would be applicable only if the Company might be an “offshore special purpose company” under PRC regulations.  The Company explains why it is not an “offshore special purpose company” under PRC regulations in the subsection “GOVERNMENT REGULATION—Chinese Regulations Affecting Our Company--M&A Regulations and Overseas Listings”.  There was previously some confusion in the translation of the Company’s PRC legal counsel’s advice on this issue and the Company has cleared up any previous doubt on the issue with its PRC legal counsel.  As a result, there is no uncertainty regarding this issue which would warrant the expense, delay and labor involved in including an opinion of PRC legal counsel on this issue.

Certain Relationships and Related Transactions, page 34

Staff Comment 2:  We note your response to comment 24. Please disclose how the $52 per ton average ore price paid to Xinzhou Gold was determined and identify the persons making the determination and their relationship, if any, with the company. If the assets were acquired by your promoters within two years prior to their transfer to the company, also state the cost thereof to the promoters. See Item 404(c)(1)(ii) of Regulation S-K.

Response:   The Company has revised the Amendment to provide the requested disclosure regarding how the average ore price paid to Zinzhou Gold was determined and to identify the persons making the determination and their relationship, if any, with the Company.  There were no promoters involved in the asset acquisition.

Restriction on Foreign Ownership, page 28

Staff Comment 3:   It appears that the PRC’s Ministry of Finance (MOFCOM) recently published a draft law regarding changes to foreign ownership restrictions. Please revise to identify any material effects on your current or planned operations or advise us why you believe the proposed changes would not have a material effect given your structure and ownership.

Response:   The Company has revised the Amendment in the section “GOVERNMENT REGULATION- Chinese Regulations Affecting Our Company- Restriction on Foreign Ownership” to provide the requested disclosure as to why the Company does not expect any material effects on its current or planned operations.

Consolidated Financial Statements
Note 2.  Summary of Significant Accounting Policies, pages F-6 and F-19

Staff Comment 4:  We read your response to comment 29 and note you have added disclosure that at December 31, 2013, the average costs of inventories were significantly below their net realizable values and you therefore wrote down your inventory to net realizable values. Please explain to us how you wrote down to net realizable value if net realizable value was above the average costs or revise your disclosure, if appropriate.

Response:  The Company has revised the Amendment in the section “Notes to Consolidated Financial Statements”, Note 5. Inventory. The Company informs the Staff that in 2013, the Company produced 1,250 tons of processed ore powder at cost of $737 per ton. The Company sold 50 tons in 2013 and 133 in early 2014 at $1,131 and $1,357 per ton, respectively. For the year ended December 31, 2013, the Company determined that 1,067 tons of the processed ore powder held by the Company had lower quality and the Company the probability to sell these low quality processed ore powder is low. The Company evaluated ASC 300-10, net realizable value means estimated selling price in the ordinary course of business, less reasonably predictable costs of completion and disposal. Accordingly, the Company determined that they may not be able to sell the remaining 1,067 tons of the processed ore powder without significant rework; therefore, the Company wrote off the costs related to this inventory to $0. The inventory balance of $98,045 at December 31, 2013 represents the cost of 133 tons of inventory sold in 2014.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or James Shafer at the Chiang Law Office, company counsel, at (415) 255-2450.

Sincerely,

/s/ Wei Mei Tu
Wei Mei Tu
Chief Executive Officer

CC:	Chiang Law Office, P.C.